Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

Apex Technology Acquisition Corp. (NASDAQ: APXT) Recommends Stockholders Vote in Favor of the Proposed Business Combination with AvePoint

Stockholders as of the close of business on the record date of June 1, 2021 should vote their shares, no matter how many shares they own.

If you need assistance voting your shares, please visit www.voteapxt.com or contact Apex’s proxy solicitor, MacKenzie Partners, Inc. by telephone at 1-888-410-7851 or by email at proxy@mackenziepartners.com.

June 7, 2021 – Apex Technology Acquisition Corp. (“Apex” or “the Company”) (NASDAQ: APXT), a publicly traded special purpose acquisition company, encourages every stockholder to vote their shares in favor of the of the company’s proposed business combination with AvePoint, Inc. (“AvePoint”), and to vote yes on all the related proposals described in the Company’s definitive proxy statement dated June 2, 2021 (the “Proxy Statement”).

Stockholders of record of Apex common stock as of the close of business on the record date of June 1, 2021 may vote. To vote, Apex stockholders should visit www.voteapxt.com or vote by proxy card to ensure that their shares will be represented at the Special Meeting.

Every stockholder’s vote is important, regardless of the number of shares held. As such, all stockholders as of the record date are encouraged to vote as soon as possible.

Voting is easy and free:

•

Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number, which is included on the Voting Instruction Form to vote online.

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Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number, which is included on the Voting Instruction Form to vote via automated telephone service.

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Additionally, you can also vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number, which is included on the Voting Instruction Form mailed (or emailed) to you in order to vote by mail.

Be sure to:

•	Mark, sign and date your Voting Instruction Form;

•	Fold and return your Voting Instruction Form in the postage-paid envelope provided; and

•	Return your Voting Instruction Form prior to June 30, 2021, the date of the special meeting.

YOUR VOTING CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee for a replacement or to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange, who can help you vote your shares.

APXT Stockholder FAQ

How do I vote my shares?

If your shares were held in “street name” (meaning you purchased through a broker, bank or other nominee) as of the close of business on June 1, 2021, contact them immediately to obtain your control number and instructions to vote via the internet, by telephone or by mail.

Can I still vote if I no longer own my shares?

Yes, if you owned shares as of the close of business on June 1, 2021, the record date for the special meeting, and unless you grant a proxy to the transferee, you can still vote your shares even if you no longer own them.

Can I vote if I bought my shares AFTER the record date of June 1, 2021?

No, you can only vote shares you held as of June 1, 2021. You cannot vote any shares you may have bought after June 1, 2021.

Can I vote if I own only a small quantity of shares?

Yes, all stockholders of Apex, regardless of the number of shares held, are encouraged to vote. If you owned shares as of the close of business on June 1, 2021, the record date for the special meeting, you are eligible to vote your shares – no matter how many you own.

Where can I find my voting control number?

Your voting control number is the number provided in large bold text on your Voting Instruction Form that was mailed (or emailed) to you with your proxy materials. If your shares are held by a bank, broker or other nominee, and you cannot locate your control number, you will need to contact them to obtain your control number.

What is the deadline for casting my vote?

All stockholder votes must be cast before June 30, 2021. Apex encourages all eligible stockholders to vote as soon as possible.

How do I attend the special meeting on June 30, 2021 at 10 AM ET?

The Special Meeting will be completely virtual and conducted via live webcast at the following address: www.virtualshareholdermeeting.com/APXT2021SM. Please follow the instructions in the Proxy Statement for how to register to attend the special meeting.

We strongly urge you to attend the Special Meeting.

What happens to my shares of APXT if the transaction is approved and completed?

Your shares in APXT will immediately convert to shares in the merged entity, which will trade under the stock ticker “AVPT”.

What if I have other questions?

If you need assistance voting your shares, please contact Apex’s proxy solicitor, MacKenzie Partners, Inc. by telephone at 1-888-410-7851 or by email at proxy@mackenziepartners.com.

About AvePoint

AvePoint enables customers to collaborate with confidence. AvePoint’s data management solutions help its diverse, global customer base overcome complex transformation, governance and compliance challenges in the Microsoft cloud. A five-time winner of the Global Microsoft Partner of the Year award, AvePoint offers the only full suite of SaaS solutions to migrate, manage and protect data in Microsoft 365. More than 7 million cloud users, including a quarter of the Fortune 500, rely on AvePoint’s solutions. AvePoint’s SaaS solutions are also available to managed service providers, so they can better support and manage their small and mid-sized business customers. Its multi-tenant solutions are available from over a dozen distributors in more than 100 cloud marketplaces worldwide. Founded in 2001, AvePoint is headquartered in Jersey City, New Jersey. For more information, visit https://www.avepoint.com.

About Apex Technology Acquisition Corp.

Apex is a special purpose acquisition corporation led by co-CEOs Jeff Epstein, the former CFO of Oracle, and Brad Koenig, the former head of Goldman Sachs’ global technology investment banking team. For more information about Apex, visit https://apexacquisitioncorp.com/

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws including statements regarding the expected outcome of the Special Meeting to approve the Business Combination between AvePoint and Apex, the anticipated consummation date of the Business Combination, the expected listing of the combined company’s stock on the Nasdaq Stock Market LLC, and the future performance and market opportunities of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in AvePoint’s ability to implement business plans, forecasts, and to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement and other documents filed by Apex from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint and Apex assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AvePoint nor Apex gives any assurance that either AvePoint or Apex, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination discussed herein. This press release also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between AvePoint and Apex. In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the SEC which also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. The Proxy Statement has been sent to all Apex stockholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the Proxy Statement, and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in the registration statement containing the Proxy Statement which has been filed with the SEC.

Investor Contacts:

AvePoint, Inc.

Erica Mannion, Sapphire Investor Relations, LLC.

ir@avepoint.com

617-542-6180

Apex Technology Acquisition Corp.

Michael Bowen	Ryan Gardella
Michael.Bowen@icrinc.com	Ryan.Gardella@icrinc.com